VP 3/6/03

**AM 3/5/2003

03013136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Carl Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8601 Six Forks Road, Suite 400
(No. and Street)

Raleigh (City) NC (State) 27615-2965 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH. D.C.
207

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mrs. Denise Buchanan 919-882-2140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P. O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

h 3/13

OATH OR AFFIRMATION

I, Denise M. Buchanan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Carl Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission Expires 7-2-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH CARL SECURITIES, INC.

Financial Statements

and Internal Control Report

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Stockholders
Joseph Carl Securities, Inc.:

We have audited the accompanying balance sheets of Joseph Carl Securities, Inc. (the "Company") as of December 31, 2002 and 2001, and the related statements of operations and accumulated deficit and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 22, 2003

JOSEPH CARL SECURITIES, INC.

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 468	5,294
Clearing escrow	16,084	25,000
Accounts receivable	40,000	-
Total current assets	56,552	30,294
Property and equipment, at cost	2,710	6,725
Other assets:		
Prepaid expenses	4,608	-
Goodwill	39,000	39,000
Security deposit	2,500	2,500
	46,108	1,500
Total assets	$ 105,370	78,519
Liabilities and Stockholders' Equity		
Current liabilities-accounts payable	4,331	4,075
Stockholders' equity:		
Capital stock, $1 par value, 10,000 shares authorized, 1,000 issued and outstanding	1,000	1,000
Contributed capital	147,239	151,425
Accumulated deficit	(47,200)	(77,981)
Total stockholders' equity	101,039	74,444
Total liabilities and stockholders' equity	$ 105,370	78,519

See accompanying notes to financial statements.

JOSEPH CARL SECURITIES, INC.

Statements of Operations and Accumulated Deficit

Years ended December 31, 2002 and 2001

	2002	2001
Revenues-commissions	$ 231,729	243,834
Operating expenses:		
Commissions	52,774	80,874
Salaries and benefits	40,479	16,799
Telemarketer expense	23,907	45,798
Advertising	443	4,680
Auto expense	-	11,820
Dues and subscriptions	1,262	1,423
Equipment rental	11,095	2,981
Legal and accounting	10,652	958
Licenses and permits	7,434	2,549
Marketing	8,084	1,154
Meals and entertainment	1,580	520
Office expense	11,353	27,296
Postage	3,359	4,297
Rent and related expenses	14,105	31,493
Repairs and maintenance	370	5,693
Insurance	908	2,498
Travel	6,876	1,332
Depreciation	6,725	-
Miscellaneous	2,932	3,050
	204,338	245,215
Operating income (loss)	27,391	(1,381)
Other income – interest	3,390	208
Net income (loss)	30,781	(1,173)
Accumulated deficit, beginning of year	(77,981)	(41,255)
Dividends paid	-	(35,553)
Accumulated deficit, end of year	$ (47,200)	(77,981)

See accompanying notes to financial statements.

JOSEPH CARL SECURITIES, INC.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 30,781	(1,173)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	6,725	-
Changes in operating assets and liabilities:		
Accounts receivable	(40,000)	(3,269)
Prepaid expenses and deposits	(4,608)	(584)
Accounts payable	256	3,659
Net cash used in operating activities	(6,846)	(5,171)
Cash flow from investing activities:		
Purchase of goodwill	-	(39,000)
Purchases of property and equipment	(2,710)	(5,406)
Net cash used in investing activities	(2,710)	(44,406)
Cash flows from financing activities:		
Capital contributions	-	60,219
Clearing deposit	8,916	(25,000)
Dividends paid	-	(35,553)
Capital withdrawal	(4,186)	-
Net cash provided by financing activities	4,730	1,666
Net decrease in cash and cash equivalents	(4,826)	(37,569)
Cash and cash equivalents, beginning of year	5,294	42,863
Cash and cash equivalents, end of year	$ 468	5,294

See accompanying notes to financial statements.

JOSEPH CARL SECURITIES, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(1) Organization and Significant Accounting Policies

Organization

The Company was organized on July 17, 1990 in California as White Securities, Inc., an S corporation, to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company changed its name to Joseph Carl Securities, Inc. in October 2001 and operates primarily in North Carolina.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2002 and 2001.

Property and Equipment

Property and equipment is recorded at cost and depreciated over estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company was treated as an S corporation for federal and state income tax purposes for 2001 and did not incur income taxes. Instead, its earnings and losses were included in the tax returns of the stockholders. Effective, January 1, 2002, the Company revoked its S election and will recognize a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. The deferred tax assets are reviewed for recoverability and valuation allowances are provided as necessary. No provision or asset was required as of December 31, 2002.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $26,220 which was $21,220 in excess of required net capital and its ratio of aggregate indebtedness to net capital was 0.16 to 1.

(3) Leases

The Company leases its facilities under a non-cancelable operating lease with an initial term expiring in 2004. The Company also leased certain machinery and equipment under non-cancelable operating leases which expire in 2004 and 2006. Rent expense was $18,470 for the year ended December 31, 2001.

Future minimum lease payments for operating leases for years subsequent to December 31, 2001 are as follows:

	Operating
2002	$ 36,194
2003	34,606
2004	1,056
2005	1,056
2006	1,056
Total	$ 73,968

Schedule 1

JOSEPH CARL SECURITIES, INC.

Supplemental Schedule of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2001

	Common stock	Contributed capital	Retained earnings	Total
Balance, December 31, 2000	$ 1,000	91,206	(41,255)	50,951
Contributed capital	-	60,219	-	60,219
Net loss for 2001	-	-	(1,173)	(1,173)
Dividends paid	-	-	(35,553)	(35,553)
Balance, December 31, 2001	1,000	151,425	(77,981)	74,444
Net income for 2002	-	-	30,781	30,781
Capital withdrawal	-	(4,186)	-	(4,186)
Balance, December 31, 2002	$ 1,000	147,239	(47,200)	101,039

Schedule 2

JOSEPH CARL SECURITIES, INC.

Supplemental Schedule of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2002

Total assets	$ 105,370
Deduct: Aggregate indebtedness	4,331
Net worth	101,039
Add: Excluded indebtedness	-
Add: Subordinated indebtedness	-
Deduct: Non-allowable assets	(88,818)
Deduct: Concessions	-
Deduct: Securities haircuts	-
Net capital	$ 12,221
Capital requirements:	
Broker-dealer	$ 5,000
Net capital in excess of requirements	7,221
Net capital as above	$ 12,221
Net capital per December 31 Focus report	$ 12,221
Adjustments	-
Adjusted net capital, December 31	$ 12,221

Schedule 3

JOSEPH CARL SECURITIES, INC.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Stockholders
Joseph Carl Securities, Inc.:

In planning and performing our audit of the financial statements of Joseph Carl Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 22, 2003